Biolase, Inc.

4 Cromwell

Irvine, California 92618

November 1, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Caleb French

Re:	Biolase, Inc. Registration Statement on Form S-3 (Registration No. 333-214281)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biolase, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to Thursday, November 3, 2016 at 4:00 p.m. (Eastern time) or as soon thereafter as may be practicable.

[signature page follows]

If you have any questions with respect to this matter, please contact Lindsey Smith at (312) 853-2210.

Very truly yours,

BIOLASE, INC.

By: /s/ Michael C. Carroll

       Name:  Michael C. Carroll
       Title:    General Counsel and Secretary